LIST OF SUBSIDIARIES OF THE COMPANY

The Phillipsburg National Bank and Trust Company, Phillipsburg, New Jersey, chartered under the laws of the United States of America.

Twin Rivers Community Bank, Easton, Pennsylvania, chartered under the laws of the Commonwealth of Pennsylvania.

Phillipsburg Investment, Inc., Phillipsburg, New Jersey, chartered under the laws of the State of New Jersey.


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